PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN REPORTS 28TH CONSECUTIVE PROFITABLE QUARTER AND RECORD ANNUAL PROFIT

MONTREAL, January 6, 2005 - Novamerican Steel Inc. (NASDAQ: TONS) announced today its financial results for the fourth quarter ended November 27, 2004. This was the 28th consecutive profitable quarter for the Company. It also reported a record annual profit for fiscal 2004. (All amounts are in U.S. dollars).

SUMMARY OF FINANCIAL HIGHLIGHTS
(in thousands of U.S. dollars, except per share and tons data)

	QUARTER ENDED
	November 27, 2004	November 29, 2003	Change

Net sales	$215,165	$140,833	$74,332	52.8%
Gross margin	30.5%	24.0%	6.5%	54.4%
Net income	$23,689	$7,474	$16,215	217.0%
Basic income per share	$2.44	$0.77	$1.67	216.9%
Diluted income per share	$2.37	(a)

Tons sold	212,082	238,013	(25,931)	-10.9%
Tons processed	254,274	216,281	37,993	17.6%
	466,356	454,294	12,062	2.7%

	YEAR ENDED
	November 27, 2004	November 29, 2003	Change

Net sales	$768,627	$507,067	$261,560	51.6%
Gross margin	29.3%	21.0%	8.3%	42.6%
Net income	$72,911	$13,082	$59,829	457.3%
Basic income per share	$7.51	$1.35	$6.16	456.3%
Diluted income per share	$7.35	(a)

Tons sold	914,294	870,250	44,044	5.1%
Tons processed	900,606	794,011	106,595	13.4%
	1,814,900	1,664,261	150,639	9.1%
(a) The stock options were antidilutive.

FOURTH QUARTER RESULTS

Sales for the fourth quarter increased by $74.3 million, or 52.8%, to $215.2 million from $140.8 million for the fourth quarter in 2003.

Sales for the year ended November 27, 2004 increased by $261.6 million, or 51.6%, to $768.6 million from $507.1 million for the same period in 2003.

Tons sold and processed in the fourth quarter of 2004 increased by 12,062, or 2.7%, to 466,356 tons from 454,294 in the fourth quarter of 2003.

Tons sold and processed for the year ended November 27, 2004 increased by 150,639 tons, or 9.1%, to 1,814,900 tons from 1,664,261 tons for the same period in 2003.

The gross margin for the fourth quarter 2004 increased to 30.5% from 24.0% for the fourth quarter in 2003.

The gross margin for the year ended November 27, 2004 increased to 29.3% from 21.0% in 2003.

Net income for the fourth quarter increased by $16.2 million, or 217.0% to, $23.7 million, or $2.44 per share (or $2.37 diluted), versus $7.5 million, or $0.77 per share, for the same period in 2003.

Net income for the year ended November 27, 2004 increased by $59.8 million, or 457.4%, to $72.9 million, or $7.51 per share (or $7.35 diluted), versus $13.1 million, or $1.35 per share for the year 2003.

OPERATIONS

The year 2004 results reflect strong performances from all the Company's operations. The significant increase in net income reflects the positive effect of higher steel prices, a substantial increase in tons processed and inventory gains.

The move into the Company's new manufacturing facility in Montreal was substantially completed in December. Management expects productivity gains and cost savings to be realized with the move, beginning in the second quarter of 2005.

OUTLOOK

Reports of continued strong demand in many manufacturing industries should bode well for steel demand and steel prices in 2005. With North American steel prices now more in line with European and Asian steel prices, management anticipates price stability through the first quarter.

The decline in the value of the U.S. dollar in 2004 appears to have had a positive effect on the U.S. manufacturing sector, which should lead to higher capital spending in 2005.

Despite cautious forecasts from the automotive industry, the Company's automotive order backlog in the first quarter is up considerably from the same period in 2004.

COMPANY DESCRIPTION

Novamerican Steel Inc., based in Montreal, Canada with twelve operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

FORWARD-LOOKING (SAFE HARBOUR) STATEMENTS

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

CONTACTS

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6403.

Visit us at www.novamerican.com.

Conference call: Thursday January 6, 2005 at 3:00 p.m. Please call 514-368-6455 for details.

Novamerican Steel Inc. - Consolidated Financial Statements

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except per share and tons data)

	Three months ended		Year ended
	November 27,	November 29,	November 27,	November 29,
	2004	2003	2004	2003
	$	$	$	$
Net sales	215,165	140,833	768,627	507,067
Cost of sales	149,545	106,992	543,503	400,825
Gross margin	65,620	33,841	225,124	106,242

Operating expenses
Plant	10,634	9,204	40,780	34,000
Delivery	4,738	4,666	19,478	17,394
Selling	3,607	2,853	13,321	11,410
Administrative and general	9,801	4,770	33,548	20,424
	28,780	21,493	107,127	83,228
Operating income	36,840	12,348	117,997	23,014

Interest expense	1,280	1,332	4,976	5,144
Share in income of joint ventures	(21)	(75)	(312)	(545)
	1,258	1,257	4,664	4,599
Income before income taxes	35,582	11,091	113,333	18,415
Income taxes	11,893	3,617	40,422	5,333
Net income	23,689	7,474	72,911	13,082

Net income per share
Basic	$2.44	$0.77	$7.51	$1.35
Diluted	2.37	*	7.35	*

Weighted average number of shares outstanding	9,707,270	9,700,000	9,707,270	9,700,000

Comprehensive income
Net income	23,689	7,474	72,911	13,082
Changes in cumulative translation adjustment	11,453	4,748	10,344	12,477
Changes in fair value of interest rate swaps, net of deferred taxes	158	84	533	289
	35,300	12,306	83,788	25,848

Tons sold	212,082	238,013	914,294	870,250
Tons processed	254,274	216,281	900,606	794,011
	466,356	454,294	1,814,900	1,664,261

* The stock options were antidilutive.

Novamerican Steel Inc. - Consolidated Financial Statements

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(in accordance with U.S. GAAP, in thousands of U.S. dollars, except share data)

				Accumulated
				Other	Total
	Common Shares		Retained	Comprehensive	Shareholders'
	Number	Amount	Earnings	Income	Equity
		$	$	$	$
Balance at November 30, 2003	9,700,000	28,404	111,871	5,440	145,715
Options exercised	86,089	1,205			1,205
Net income			72,911		72,911
Changes in cumulative translation adjustment				10,344	10,344
Changes in fair value on interest rate swaps,
net of deferred taxes	-	-	-	533	533
Balance at November 27, 2004	9,786,089	29,609	184,782	16,317	230,708

Novamerican Steel Inc. - Consolidated Financial Statements

CONSOLIDATED STATEMENT OF CASH FLOWS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	Three months ended		Year ended
	November 27,	November 29,	November 27,	November 29,
	2004	2003	2004	2003
	$	$	$	$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	23,689	7,474	72,911	13,082
Adjustments to reconcile net income to net cash from
(used for) operating activities
Depreciation and amortization	2,233	1,894	8,680	6,962
Share in income of joint ventures	(21)	(75)	(312)	(545)
Deferred income taxes	454	2,414	695	2,208
Loss on disposal of property, plant and equipment	145	340	731	351
Changes in working capital items
Accounts receivable	(4,283)	(9,658)	(36,584)	(5,895)
Income taxes receivable	-	858	595	(595)
Inventories	(24,579)	(3,381)	(71,339)	3,276
Prepaid expenses and other	571	147	530	(479)
Accounts payable and accrued liabilities	5,482	12,511	23,461	3,516
Income taxes payable	4,613	687	18,424	(3,221)
Net cash from operating activities	8,304	13,211	17,793	18,660
CASH FLOWS FROM INVESTING ACTIVITIES
Issue of common shares	1,205	-	1,205	-
Acquisition of remaining interest in joint venture	-	0	-	(4,100)
Acquisition of minority interest	-	0	(161)	(2,278)
Investment in a joint venture	-	(0)	-	8,640
Distribution from a joint venture	23	-	1,405	-
Additions to property, plant and equipment	(2,860)	(15,208)	(9,056)	(25,140)
Proceeds from disposal of property, plant and equipment	1,061	5,933	3,456	6,068
Other assets	(1)	(177)	(176)	(181)
Net cash used for investing activities	(572)	(9,452)	(3,327)	(16,991)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	1,032	7,174	(15,564)	13,323
Advance due to an employee	(2,732)	1,528	(2,732)	1,528
Proceeds from long-term debt	(2,987)	26	21,011	1,872
Repayment on long-term debt	(4,325)	(6,587)	(17,658)	(16,134)
Net cash from financing activities	(9,012)	2,141	(14,943)	589

Effect of exchange rate changes on cash and cash equivalents	805	822	674	1,417
Net increase (decrease) in cash and cash equivalents	(475)	6,722	197	3,675
Cash and cash equivalents, beginning of period	11,937	4,543	11,265	7,590
Cash and cash equivalents, end of period	11,462	11,265	11,462	11,265

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	1,431	1,309	4,339	4,821
Income taxes paid	7,314	740	22,337	7,335

Novamerican Steel Inc. - Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS
(in accordance with U.S. GAAP, in thousands of U.S. dollars)

	November 27,	November 30,
	2004	2003

	$	$
ASSETS
Current assets
Cash and cash equivalents	11,462	11,265
Accounts receivable	125,718	81,991
Income taxes receivable	-	595
Inventories	172,850	92,876
Prepaid expenses and other	799	1,325
Deferred income taxes	1,650	1,656
	312,480	189,710
Investment in joint ventures	2,263	3,356
Property, plant and equipment	106,308	105,510
Goodwill, net of accumulated amortization	12,789	12,629
Other assets	1,040	1,452
	434,880	312,656

LIABILITIES
Current liabilities
Current portion of long-term debt	4,855	7,109
Bank indebtedness	3,442	18,863
Accounts payable and accrued liabilities	103,964	75,631
Income taxes payable	19,988	-
	132,249	101,603
Long-term debt	56,766	50,553
Fair value of interest rate swaps	741	1,812
Deferred income taxes	14,416	12,973
	204,172	166,941

SHAREHOLDERS' EQUITY
Share capital	29,609	28,404
Retained earnings	184,782	111,871
Accumulated other comprehensive income	16,317	5,440
	230,707	145,715
	434,880	312,656